April 16, 2010
Ms. Ellen Sazzman
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506
VIA EDGAR CORRESPONDENCE

RE:	Ohio National Fund, Inc. Post-Effective Amendment No. 56 File Nos. 2-67464 & 811-3015
Dear Ms. Sazzman:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) which you communicated to Kimberly Plante by telephone on April 6, 2010 with respect to Post-Effective Amendment No. 56 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 57 under the Investment Company Act of 1940 on Form N-1A (the “Post-Effective Amendment”) filed by Ohio National Fund, Inc. (the “Registrant” or the “Fund”). The Post-Effective Amendment was filed with the Commission on February 19, 2010 pursuant to Rule 485(a) under the 1933 Act. Capitalized terms have the meanings given them in the Post-Effective Amendment. Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.
The Registrant’s responses to the Staff’s comments are set forth below. For convenience, each response is preceded by the applicable Staff comment.
Comment 1: Please confirm that the fund/portfolio names on the cover page of the prospectus match the Series and Class IDs in the EDGAR system.
     Response: Registrant confirms that the fund/portfolio names on the cover page of the prospectus match the Series and Class IDs in the EDGAR system.
Comment 2: Please disclose any ticker symbols for the Fund or Portfolios on the cover page of the prospectus.
     Response: Neither the Fund or any Portfolios have ticker symbols.
Comment 3: If the Fund intends to use the stand-alone summary prospectuses for the Portfolios, please include the required legend and provide the Staff with a copy of the legend before filing the 497(k)s.
     Response: Registrant does not intend to use the stand-alone summary prospectuses for the Portfolios this year.

Ms. Sazzman
April 16, 2010

Comment 4: (a) Please confirm that there are no breakpoints for the Fund or, if there are, please include the required disclosure.
     Response: Registrant confirms that there are no breakpoints for the Fund.
          (b) Please revise the introductory language to the fee table to remove the sentence regarding shareholder fees and include Shareholder Fees with a “N/A” response. Also, revise the introductory language to state that “The table does not reflect expenses for variable annuities or variable life insurance policies. If such fees or expense were included, the fees would be higher.”
     Response: The introductory language has been revised to read: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The table does not reflect fees or expenses that may be charged in connection with variable annuities and variable life insurance policies issued by the insurance companies which offer the Portfolio as an underlying investment option. If such charges were included, the following fees and expenses would be higher.
Shareholder Fees (fees paid directly from your investment): N/A”
Comment 5: Please confirm that the Total Annual Fund Operating Expenses do not reflect any waivers or reimbursements and include Acquired Fund Fees and Expenses where required.
     Response: Registrant confirms that the Total Annual Operating Expenses for all Portfolios do not reflect any waivers or reimbursements. Registrant further confirms that for those Portfolios which have Acquired Fund Fees and Expenses not exceeding 0.01% of average net assets of the Portfolio, the Acquired Fund Fees and Expenses are included in the “Other Expenses” subcaption and for those Portfolios which have Acquired Fund Fees and Expenses exceeding 0.01%, the Acquired Fund Fees and Expenses are included under the separate subcaption “Acquired Fund Fees and Expenses.”
Comment 6: Please confirm that the Annual Fund Operating Expenses Example is not based on fee waivers of the operating expenses.
     Response: Registrant confirms that the Annual Fund Operating Expenses Examples for all Portfolios do not reflect any fee waivers of the operating expenses.
Comment 7: The disclosure concerning taxable accounts in “Portfolio Turnover” should be deleted if Portfolio shares may only be held in a non-taxable account.
     Response: Since Portfolio shares may only be held in a non-taxable account, Registrant has removed from “Portfolio Turnover” for all Portfolios the statement “...and may result in higher taxes when Portfolio shares are held in a taxable account” for all Portfolios.
Comment 8: (a) Please include in “Principal Risks” of the Equity Portfolio risk disclosures for Convertible Securities, Debt Securities and Mortgage Notes.

Ms. Sazzman
April 16, 2010

     Response: Registrant has included in “Principal Risks” for the Equity Portfolio a risk disclosure for Convertible Securities, Debt Securities and Mortgage Notes.
          (b) Please include Call Risk or Prepayment Risk as a risk for all portfolios with fixed income securities.
     Response: Registrant has included Call Risk and Prepayment Risk to the applicable portfolios, which includes the Money Market Portfolio, Bond Portfolio, High Income Bond Portfolio, Omni Portfolio and Balanced Portfolio.
          (c) Please remove the cross-reference in “Principal Risks” that references a more detailed description of the risks later in the prospectus or the Statement of Additional Information, or provide a hyperlink to the referenced sections for all Portfolios.
     Response: Registrant has removed the cross-reference in “Principal Risks” from all Portfolios.
Comment 9: Please clarify in the introduction under “Performance” for all Portfolios that the accompanying bar chart and table provide some indication of the risks of investing in the Portfolio.
     Response: Registrant’s introductory sentence in “Performance” for all Portfolios has been revised to read: “The accompanying bar chart and table provide some indication of the risks of investing in the Portfolio.”
Comment 10: (a) Please remove the footnote in “Performance” for the comparative index for all applicable portfolios.
     Response: Registrant has removed the footnote for the comparative indexes for the Equity Portfolio, Bond Portfolio, Omni Portfolio, International Portfolio, International Small-Mid Company Portfolio, Capital Appreciation Portfolio, Millennium Portfolio, Aggressive Growth Portfolio, Small Cap Growth Portfolio, Mid Cap Opportunity Portfolio, Capital Growth Portfolio, S&P 500® Index Portfolio, High Income Bond Portfolio, Strategic Value Portfolio, Nasdaq-100® Index Portfolio, Bristol Portfolio, Bryton Growth Portfolio, U.S. Equity Portfolio, Balanced Portfolio, Income Opportunity Portfolio, Target VIP Portfolio, Target Equity/Income Portfolio, and Bristol Growth Portfolio. The index descriptions have been moved to “Index Descriptions” in the prospectus.
          (b) Please confirm that the Fund does not provide updated performance information upon request or include a statement that the Fund does provide updated performance information upon request and provide a telephone number for contract owners to call in order to receive updated performance information.
     Response: Registrant has included a sentence in “Performance” for all Portfolios that states “To obtain performance information up to the most recent month end, call toll free 1-877-781-6392.”
Comment 11: Please include in the Equity Portfolio the title and length of service for Bill Miller if the Registrant chooses to include his name in “Management.”

Ms. Sazzman
April 16, 2010

     Response: Registrant has included in “Management” of the Equity Portfolio the statement “Bill Miller joined Legg Mason in 1981 and is currently the Chairman and Chief Investment Officer of Legg Mason Capital Management, Inc.”
Comment 12: Please delete the sentence in “Tax Information” for all Portfolios that states “Each year the Portfolio distributes to its shareholders substantially all of its net investment income and net realized capital gains (if any).”
     Response: Registrant has deleted the sentence referenced above for all Portfolios.
Comment 13: Please confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.
     Response: Registrant confirms that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund share or related services.
Comment 14: Please consider whether the principal strategy in the Money Market Portfolio regarding no more than 3% of the portfolio’s assets being invested in commercial paper, certificates of deposit or bankers’ acceptances and the ratings for those securities is appropriate.
     Response: Registrant believes that the disclosure in the Money Market Portfolio’s “Principal Investment Strategies” is appropriate.
Comment 15: Please include in the Money Market Portfolio’s “Principal Risks” the risk disclosure for foreign security risk.
     Response: Registrant has included foreign security risk under “Principal Risks” in the Money Market Portfolio.
Comment 16: Please modify the introduction in “Performance” of the Money Market Portfolio to exclude the reference to a broad-based securities market value.
     Response: Registrant has amended the language in the introduction of “Performance” to comply with the Staff’s comment by deleting the statement “...compared to those of a broad-based securities market index.”
Comment 17: (a) Please clarify that convertible securities face a number of risks similar to risks faced by fixed-income securities in all Portfolios that include convertible securities risk.
     Response: Registrant has added language to the Convertible Securities Risk for all applicable Portfolios so that the definition includes interest rate risk, credit risk, call risk and prepayment risk. The Portfolios that include convertible securities risk are the Equity Portfolio, Bond Portfolio, Aggressive Growth Portfolio, High Income Bond Portfolio, and Balanced Portfolio.

Ms. Sazzman
April 16, 2010

          (b) Please include warrant risk and preferred risk in “Principal Risks” of the Bond Portfolio.
     Response: Registrant has included warrant risk and preferred risk to “Principal Risks” of the Bond Portfolio.
Comment 18: (a) Please remove the footnote included under “Performance” in the Omni Portfolio.
     Response: Registrant has removed the footnote included under “Performance” in the Omni Portfolio as referenced in response to Comment 10 above.
          (b) Please add asset allocation risk to “Principal Risks” of the Omni Portfolio.
     Response: Registrant has added asset allocation risk to “Principal Risks” of the Omni Portfolio.
Comment 19: Please include hedging risk as a subset of derivatives risk in the International Portfolio as well as for all other portfolios that include derivatives risk.
     Response: Registrant has included hedging risk as a subset of derivatives risk in all applicable portfolios, which includes the International Portfolio, International Small-Mid Company Portfolio, Aggressive Growth Portfolio, Small Cap Growth Portfolio, Strategic Value Portfolio, and High Income Bond Portfolio.
Comment 20: Please provide the capital range for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Millennium Portfolio.
     Response: Registrant has included the capital range as of March 31, 2010 for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Millennium Portfolio.
Comment 21: (a) Please confirm that the Acquired Fund Fees and Expenses are included where required.
     Response: Registrant confirms that for those Portfolios which have Acquired Fund Fees and Expenses not exceeding 0.01% of average net assets of the Portfolio, the Acquired Fund Fees and Expenses are included in the “Other Expenses” subcaption and for those Portfolios which have Acquired Fund Fees and Expenses exceeding 0.01%, the Acquired Fund Fees and Expenses are included under the separate subcaption “Acquired Fund Fees and Expenses.”
          (b) Please identify the liquidity risk in “Principal Investment Strategies” and confirm that other portfolios with derivatives risk include liquidity risk as well.
     Response: Registrant feels that the disclosure in “Principal Investment Strategies” is appropriate and has added liquidity risk to “Principal Risks” of the portfolios with derivatives risk.

Ms. Sazzman
April 16, 2010

Comment 22: (a) Please provide the capital range for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Small Cap Growth Portfolio.
     Response: Registrant has included the capital range as of March 31, 2010 for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Small Cap Growth Portfolio.
          (b) Please include derivatives risk to “Principal Risks” of the Small Cap Growth Portfolio.
     Response: Registrant has included derivatives risk, which now includes hedging risk as a subset, to the “Principal Risks” of the Small Cap Growth Portfolio.
Comment 23: (a) Please remove the emerging markets risk from “Principal Risks” of the Mid Cap Opportunity Portfolio or disclose corresponding emerging market information in “Principal Investment Strategy.”
     Response: Registrant has removed emerging markets risk from “Principal Risks” of the Mid Cap Opportunity Portfolio.
          (b) Please include the business experience of portfolio managers for the Mid Cap Opportunity Portfolio for the previous five years.
     Response: Registrant confirms that five years of previous business experience for the portfolios managers of Mid Cap Opportunity Portfolio is included under “Fund Management.”
Comment 24: Please provide the capital range for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Capital Growth Portfolio.
     Response: Registrant has included the capital range as of March 31, 2010 for the Russell 2000 Growth Index under “Principal Investment Strategies” of the Capital Growth Portfolio.
Comment 25: Please provide the capital range for the S&P 500® under “Principal Investment Strategies” of the S&P 500® Index Portfolio.
     Response: Registrant has included the capitalization range as of March 31, 2010 for the S&P 500® under “Principal Investment Strategies” of the S&P 500® Index Portfolio.
Comment 26: (a) Please move the discussion of loan interest risk in “Principal Investment Strategies” of the High Income Bond Portfolio to “Principal Risks.”
     Response: Registrant has moved the discussion of loan interest risk from “Principal Investment Strategies” to “Principal Risks.”
          (b) Please summarize and include the risk of loan participants such as agent risks in “Principal Risks” of the High Income Bond Portfolio.”

Ms. Sazzman
April 16, 2010

     Response: Registrant has included agent risk in “Principal Risks” of the High Income Bond Portfolio.
Comment 27: (a) Please include derivatives risk in “Principal Risks” of the Strategic Value Portfolio and move hedging risk as a subset of derivatives risk.
     Response: Registrant has included derivatives risk, which now includes hedging risk as a subset, to “Principal Risks” for the Strategic Value Portfolio.
          (b) Please include in “Principal Investment Strategies” of the Strategic Value Portfolio an explanation of smaller cap company investing.
     Response: Registrant included disclosure to “Principal Investment Strategies” of the Strategic Value Portfolio that the Portfolio may invest in small cap value stocks.
Comment 28: (a) Please provide the capital range for the Nasdaq-100® Index under “Principal Investment Strategies” of the Nasdaq-100® Index Portfolio.
     Response: Registrant has included the capital range as of March 31, 2010 for the Nasdaq-100® Index under “Principal Investment Strategies” of the Nasdaq-100® Index Portfolio.
          (b) Please include information regarding exchange traded funds in “Principal Investment Strategies” of the Nasdaq-100® Index Portfolio as it is included in “Principal Risks.”
     Response: Registrant confirms that language regarding exchange traded funds is already included in “Principal Investment Strategies.”
Comment 29: Please include large capitalization company risk in “Principal Risks” of the Bristol Portfolio.
     Response: Registrant has included large capitalization company risk in “Principal Risks” of the Bristol Portfolio.
Comment 30: Please clarify why sector risk is included in “Principal Risks” of Bryton Growth Portfolio but there is no related discussion in “Principal Investment Strategies.”
     Response: Registrant has deleted sector risk in “Principal Risks” of Bryton Growth Portfolio.
Comment 31: Please remove from “Principal Investment Strategies” of the U.S. Equity Portfolio, the Balanced Portfolio and the Income Opportunity Portfolio, the statements “The Portfolio may invest up to 100% of its assets in fixed income securities for temporary defensive positions. If the portfolio manager takes such a defensive position, the Portfolio may not meet its investment objective.”
     Response: Registrant removed the referenced sentences above and included the disclosure under “Defensive Measures.”

Ms. Sazzman
April 16, 2010

Comment 32: (a) Please clarify that lower-rated securities are also called junk bonds in “Principal Investment Strategies” of the Balanced Portfolio where Registrant discusses lower-rated securities.
     Response: Registrant amended the statement about lower-rated securities to include the statement “...lower-rated securities, which are also called junk bonds.”
          (b) Please delete the footnote regarding comparative indexes under “Performance” of the Balanced Portfolio.
     Response: Registrant has removed the footnote included under “Performance” in the Balanced Portfolio as referenced in response to Comment 10 above.
Comment 33: Please include the exchange traded funds risk and derivatives risk to “Principal Risks” of the Income Opportunity Portfolio.
     Response: Registrant has included in “Principal Risks” the disclosure regarding exchange traded funds risk and derivatives risk.
Comment 34: (a) Please consider shortening “Principal Investment Strategies” of the Target VIP Portfolio.
     Response: Registrant has shortened “Principal Investment Strategies” of the Target VIP Portfolio.
          (b) Please include more disclosure for real estate risk in “Principal Risks” of the Target VIP Portfolio.
     Response: Registrant deleted real estate risk from “Principal Risks” as it was not applicable.
          (c) Please clarify why the percentage allocations in “Principal Investment Strategies” of the Target VIP Portfolio are approximations.
     Response: The percentage allocations in “Principal Investment Strategies” are approximations due to the practical realities of buying and selling securities and because the Portfolio has some cash holdings.
Comment 35: (a) Please consider shortening “Principal Investment Strategies” of the Target Equity/Income Portfolio.
     Response: Registrant has shortened “Principal Investment Strategies” of the Target Equity/Income Portfolio.
          (b) Please include more disclosure for real estate risk in “Principal Risks” of the Target Equity/Income Portfolio.

Ms. Sazzman
April 16, 2010

     Response: Registrant deleted real estate risk from “Principal Risks” as it was not applicable.
Comment 36: Please provide the capital range for the Russell 1000 Growth Index under “Principal Investment Strategies” of the Bristol Growth Portfolio.
     Response: Registrant has included the capital range as of March 31, 2010 for the Russell 1000 Growth Index under “Principal Investment Strategies” of the Bristol Growth Portfolio.
Comment 37: (a) Please consider revising the organization of information provided under Item 9 so that investment strategy disclosure is followed by risk disclosure.
     Response: Registrant believes that the organization of the disclosure under Item 9 is appropriate.
          (b) Please explain which portfolios the “Certain Investments and Related Risks” apply to.
     Response: Registrant has included the relevant portfolios under each risk in “Certain Investments and Related Risks” that had not previously been specified.
Comment 38: Please disclose whether there is a minimum number of contract owners required to form a quorum and whether a small number of contract owners may determine the vote.
     Response: Registrant has included disclosure under “Voting” that states, “Since shares of the Fund are only sold to the separate accounts of ONLI to fund variable products, ONLI will seek voting instructions from the underlying contract owners for any Fund votes. There is no minimum number of contract owners required to form a quorum. As a result, a small number of contract owners may determine the outcome of a vote submitted to the Fund.”
Comment 39: Please include in “Financial Highlights” a statement that variable contract expenses are not included but would lower performance if they were.
     Response: Registrant has included a statement in “Financial Highlights” which states, “The performance information provided in the Financial Statements does not include variable contract fees and expenses. If variable contract fees and expenses were included, performance would be lower.”
Comment 40: Please include in the Statement of Additional Information the disclosure required under Item 16(f)(1)(ii) regarding any conditions or restrictions placed on the use of information about portfolio securities that is disclosed.
     Response: The Statement of Additional Information on Page 20 already includes the information that there is a duty not to trade when information about portfolio securities is disclosed and the that Board oversees the monitoring of the policy with the Chief Compliance Officer required to approve any exceptions to the policy.

Ms. Sazzman
April 16, 2010

Comment 41: Please confirm that the Registrant intends to comply with the new requirement under IC-29092.
     Response: Registrant intends to comply with the requirements under IC-29092 in the 485(b) filing for the Fund.
Comment 42: Please provide financial statements, exhibits and consents in the 485(b) filing.
     Response: Registrant intends to include the financial statements, exhibits and consents in the 485(b) filing.
Comment 43: Please include the Tandy language in your correspondence and the 485(b) filing.
     Response: Registrant intends to include the Tandy language in the 485(b) filing and has included it in this correspondence.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6779 should you have any questions.
Sincerely,
/s/ Katherine L. Carter
Katherine L. Carter
Assistant Counsel